

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 2, 2007

By Facsimile and U.S. Mail

Mr. Richard D. Kinder
Chairman and Chief Executive Officer
Kinder Morgan Management, LLC
500 Dallas Street, Suite 1000
Houston, Texas 77002

> **Re: Kinder Morgan Management, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Response Letter Dated January 17, 2007**
> **File No. 001-16459**

Dear Mr. Kinder:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated January 17, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Year Ended December 31, 2005

Note 2. Significant Accounting Policies, page 24

1.   We note your response to comment two of our letter dated December 29, 2006. Since you included your share of Kinder Morgan Energy Partners' AOCI in the book basis of your equity method investment in this entity, it appears that some portion of your AOCI has been reclassified directly to APIC rather than earnings. Please confirm if this is true. In connection with these transactions, please tell us:

- If you have elected equity treatment when accounting for sales of stock by a subsidiary or if equity treatment was required due to a broader corporate reorganization contemplated or planned by you. Refer to Questions 1 and 2 of SAB Topic 5H;

- The amount of AOCI that was reclassified directly to APIC for each applicable quarterly and annual period and on a cumulative to date basis;

- The quarterly and annual amounts of incremental AOCI that would have recycled to earnings absent the previous reclassification of a portion of AOCI to APIC for all applicable periods.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief